Exhibit 21

Subsidiaries
[Note: This list omits subsidiaries that, as of June 30, 2007, in the aggregate, are not significant under the rules and regulations of the SEC.]

Name of Subsidiary	Place of Organization/Incorporation	Percentage Ownership

Rodman & Renshaw, LLC	Delaware	100.0%
R&R Opportunity Fund, L.P.	New York	7.1% [1]
Rodman & Renshaw Fund Management, LLC	Delaware	100.0%
Rodman & Renshaw Holding, LLC	Delaware	100.0%
RRPR, LLC	Delaware	40.5%
R & R Capital Group, LLC	Delaware	100.0%
Tech-Vest, LLC	Delaware	100.0%
R&R Biotech Partners, LLC	Delaware	100.0%
Twin Lakes Delaware, Inc.[2]	Delaware	73.14%
24Holdings Inc.[3]	Delaware	56.12%

1 As of August 31, 2007. Interest may vary from month-to-month.

2 “Shell” company.

3 “Shell” company.